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Conditions of a Special Use Permit (SUP) SU05-23-07 to Operate an Event/Venue on A1 (agricultural) Zoned Parcels Located in Madison County, Virginia.

Date: April 02, 2023

Updated: April 26, 2023

Final: May 3, 2023

Prepared by: Ligon Webb, County Planner

1) **Controlling Document and Parcels Identified/Covered by the Special Use Permit**: The Special Use Permit's (SUP) controlling document shall be the conditions set forth herein and the materials Mr. Ahmed Helmi and Mrs. Nermine El Ghamrawy (the Applicant) submitted to Madison County (the County). The Applicant has a contract to purchase the entire 189.8acre parcel identified on Madison County's Tax Map as 33-9E, and the entire 0.478-acre parcel identified on Madison County's Tax Map as 33-8A. Both parcels are located on Kirtley Rd (Rt.631) in Madison County and are herein referred to as "the Site." The parcels are zoned A1 (agriculture), and in this zoning district an "event venue", and all associated uses as described in article 14-18 of Madison County's zoning ordinance are allowable by special use permit. A visual exhibit attached to this document as "Exhibit 1", entitled the "Conceptual Site Master Plan" (dated on April 2, 2023), shows the roughly 190-acres subject to this SUP request for the proposed project. All conditions and assurances set forth in this document shall be binding and enforceable by Madison County's Board of Supervisors, or its designee.

2) **Compliance**: The Applicant's use and development of the subject property shall conform to the conditions listed herein, to all requirements of Madison County's zoning, subdivision, and site plan ordinances, and to all associated State and Federal requirements. Failure to do so could result in a revocation of the SUP and therefore the Applicant's ability to legally operate an event venue on the site.

3) **Uses and Activities Covered by the SUP**: The "event venue" use is codified in Article 4 (agricultural, A-1), section 4-2 (special permit uses), section 4-2-24 (event venue) of Madison County's Zoning Ordinance and is subject to additional zoning ordinance provisions set forth in Article 14 (general provisions), Section 14-18 (event venue), and Sections 14-8.1 through 14-18.4. The use of the subject site for any event to which the public is invited, for a fee or not, shall be prohibited. All site events and activities shall be exclusively limited to overnight guests, except for patronage of the proposed restaurant/food establishment, which shall be open to the public during business hours.

4) **Site Layout:** The project's overall layout and site orientation shall substantially conform to the Conceptual Site Master Plan submitted to County staff on April 2, 2023, as part of the special use permit application. Future deviations and/or changes from the submitted Conceptual Site Master Plan may be permissible, provided these deviations are necessary to address unforeseen topographical anomalies (e.g., presence of underlying rock formations), necessary to improve site drainage or achieve enhanced gravity flow for effluent, or necessary to accommodate stormwater requirements. The location and orientation of proposed structures as shown on the Conceptual Site Master Plan may also be altered to meet architectural design and/or topographical requirements. Deviations and/or changes from the submitted Conceptual Site Master Plan shall be noted on Official Site Plan submittal(s) to the County (see item number 6). The Applicant is prohibited from increasing the total number of site structures set forth in the Conceptual Site Master Plan. Decreases to the site's overall number of proposed structures shall be allowed from the Conceptual Site Master Plan submittal to the Official Site Plan submittal(s). Any significant changes and/or alterations between the Conceptual Site Master Plan submittal and the subsequent Official Site Plan submittal(s), as deemed by the Board of Supervisors, shall require this SUP be amended and a public hearing be held in accordance with section 15.2-2204 of the Code of Virginia.

5) **Total Site Buildings/Structures**: As shown on the submitted Conceptual Site Master Plan the total number of buildings, their proposed use, the "not to exceed" floor areas of each building, and the total number of "camping/glamping" sites shall be as follows:

A) Up to 120 accommodation "glamping" tents and/or cabins with no tent and/or cabin exceeding 700 square feet of total floor area; with 72 glamping tents and/or cabins not exceeding double (2 guests) occupancy, and 48 glamping tents and/or cabins not exceeding 5 guests' occupancy. The total aggregate occupancy for all site glamping tents and cabins shall not exceed 384 individual overnight guests. All tents and cabins shall comply with all building standards as determined by the County Building Official. Each tent or cabin shall have its individual bathroom facility.

B) The spa tent and/or cabin shall not exceed 600 square feet of floor area.

C) The clubhouse, registration, and restaurant/bar building shall not exceed 7,000 square feet of interior floor area.

D) The swimming pool and two (2) hot tubs shall not exceed 2,500 square feet of surface area.

E) The maintenance and housekeeping building shall not exceed 5,250 square feet of floor area.

F) Two (2) Employee housing buildings: The employee housing building shall not exceed 7,650 square feet of floor area with 25 bedrooms; the General Manager building/house shall not exceed 2,000 square feet of floor area with 3 bedrooms.

G) The cart storage shed shall not exceed 1,750 square feet of floor area.

6) **Official Site Plan Submittal Requirements**: Prior to any land disturbance activities commencing on the subject 189.8-acre site, an Official Site Plan shall be submitted in accordance with Madison County's Site Plan ordinance requirements, and in conjunction with the Official Site Plan submittal, a separate site lighting plan, site landscaping plan, and front and rear visuals of all proposed site structures/buildings (i.e., "building visuals") shall be submitted too. Visual examples of each type of the site's proposed "glamping" tent and/or cabin structures shall be sufficient. The landscaping plan shall be prepared by a certified arborist, and/or landscape architect, detailing proposed site vegetation and buffering. The outdoor lighting plan, in photometric format, shall provide the location of all outdoor lighting over 5,000 lumens. All outdoor lighting, regardless of the lumens, shall project in a downward direction and emit no upward projection. Once received, the Official Site Plan, and all associated plans and building visuals, shall be advertised for a public hearing before the Planning Commission and Board of Supervisors in accordance with article 15.2-2204 of the Code of Virginia. The County's Planning Commission shall then review the submitted Official Site Plan, landscaping plan, outdoor lighting plan, and building visuals so to provide a recommendation for approval, approval with modifications, or denial of these submitted plans and building visuals. These plans and building visuals shall then be forwarded to the Board of Supervisors for consideration. Once reviewed, the Official Site Plan, landscaping plan, outdoor lighting plan, and building visuals shall be approved, approved with modifications, or denied by the Board

of Supervisors. If denied, the County Attorney and/or the County Planner shall provide the applicant with an official letter within one (1) week of the denial stating the specific reason(s) for the denial, and corrective actions and/or modifications to be take in necessary to gain approval.

7) **Stormwater Management Plan and Erosion/Sediment Control Plan**: As required by the Code of Virginia, all land disturbance activities resulting in a total disturbance of over 1-acre shall submit a Stormwater Management Plan, prepared by a licensed Virginia engineer, to the Virginia Department of Environmental Quality (DEQ) for review and approval. In addition, all land disturbance activities resulting in a total land disturbance of over 10,000 square feet shall submit an Erosion and Sediment Control Plan prepared by a licensed Virginia engineer to Madison County's Erosion and Sediment Control Administrator. Both plans shall be required to be approved prior to the commencement of land disturbance activities on the subject site.

8) **Sewer Disposal System:** The site's wastewater (sewer) disposal systems shall meet the Virginia Department of Health's (VDH) requirements. The site shall only be served by an onsite wastewater treatment system, as designed by a Virginia professional licensed engineer. In addition, the site's proposed uses (i.e., glamping/cabin sites, lodge, registration, restaurant, and bar building; et al.) shall meet specific septic requirements for said uses as required by VDH; and if VDH septic requirements for the approved uses/buildings cannot be met in terms of the total number uses, or the intensity or proposed size of the uses, the uses shall be reduced in number/size or eliminated altogether to meet VDH requirements.

9) **Water Supply:** The site's water supply shall meet the standards and regulations as required by the VDH. If VDH requirements for the approved uses/buildings cannot be met in terms of the total number uses, or the intensity or proposed size of the uses, the uses shall be reduced in number/size or eliminated altogether to meet VDH requirements.

10) **Site Entrance/Exit Design:** The Conceptual Site Master Plan shows one entrance/exit located on Kirtley Road. The Applicant shall submit an entrance/exit design prepared by a Virginia Professional Engineer (the Engineer), based on projected traffic volumes. The Engineer's recommended entrance design shall also be forwarded to the Virginia Department of Transportation (VDOT) for review and a recommendation. Madison County's Board of Supervisors shall determine the site's entrance/exit designs based upon the recommendations provided by the Engineer, and VDOT, as part of the

Official Site Plan submittal. This entrance/exit access road connecting the site to Kirtley Road, as shown on the Conceptual Site Master Plan, shall be hard surfaced.

11) **Site Signage**: The site shall be limited to 3 exterior signs which shall be monument style signs and shall not exceed 5 feet in height, measured to include any foundation. The monument style signs shall not exceed 40 square feet in sign area and shall be externally luminated. Additional on-site small-scale signage utilized for directional purposes, to identify buildings, and/or for information purposes shall not be considered a sign. As a separate appendix, the dimensions, visual depictions, and illumination plans for each proposed sign shall be included in conjunction with the Official Site Plan submittal for review by the Planning Commission and the Board of Supervisors.

12) **Site Parking and Interior Travel Pathways**: Per the County's zoning ordinance the total number of required on-site parking spaces shall be a minimum of 165 parking spaces. The site's interior travel pathways shall be graveled, graded and at least 10-feet in width. Upon checking in, guests may be shuttled to individual glamping and/or cabin sites via an electric utility vehicle (aka: a golf cart); guests may also walk to their glamping and/or cabin site.

13) **Emergency Management Plan**: An emergency management utility vehicle shall be provided, clearly identified, and outfitted with medical supplies, a defibrillator, and stretcher. At all times when guests are present, there shall be at least one on-site staff member who is CPR-certified by the American Heart Association. Prior to opening for guests, an overall site Emergency Management Plan shall be presented to Madison County's Emergency Management Coordinator, to be shared with Madison County's Sheriff's Department, for review and comment. This Emergency Management Plan shall be updated as deemed necessary by either the site's owner(s), or Madison County's Emergency Management Coordinator.

14) **Quiet Hours**: Upon their arrival, site guests will be notified orally and in writing of nightly "Quiet Hours" between 10 p.m. and 7 a.m. During quiet hours outside amplified sound (e.g., radios, electronic devices, etc.) shall be prohibited.

15) **Increased Buffer to Adjoining Parcels**: To preserve and conserve the natural beauty for neighboring properties, the project shall maintain a minimum of a one hundred (100) foot buffer along the entire property line for the 189.8-acre parcel identified on Madison County's Tax Maps as 33-9E. This buffer area shall remain undeveloped, and its existing vegetation shall remain in place. Additionally, evergreen shrubs shall be planted on both sides of the driveway connecting the site to Kirtley Road to reduce the impact of vehicle headlights on adjacent properties.





16) **Fire Pits and Prohibition of Non-Fire Pit Campfires:** Each glamping and/or cabin site shall be provided with a metal and/or masonry fire pit for placing, and containing, campfires. Campfires outside of designated fire pits shall not be allowable. For periods of time all site campfires and/or burning shall be prohibited as determined by the Virginia Department of Forestry's "Burn Ban Map." Each glamping and/or cabin shall be furnished with a fire extinguisher.

17) **Hours of Construction:** The hours of site construction, including operation of equipment, shall be between 7:00 a.m. and 7:00 p.m. Monday through Friday and 8:30 a.m. and 6:00 p.m. on Saturday, with no construction on Sunday.

18) **Construction Parking:** Parking of construction vehicles and any vehicles belonging to construction contractor or subcontractor employees shall be prohibited in any public right-of-way or on any adjacent property.

19) **Recordation and Transferability**: The conditions and requirements set forth in this document shall be recorded in the land records of the Clerk's Office of the Madison County Circuit Court within thirty (30) days after the SUP is granted. This SUP shall run with the land. If the site is subsequently sold or assigned to another individual and/or entity, the new owner and/or assignee shall be required to adhere to the conditions and requirements as contained in this document, and failure to do so shall constitute a zoning violation and be subject to corrective action taken by Madison County's Zoning Administrator on behalf of the Board of Supervisors.

INSTRUMENT 230000601
RECORDED IN THE CLERK'S OFFICE OF
MADISON CIRCUIT COURT ON
MAY 24, 2023 AT 01:23 PM
LEETA D. LOUK, CLERK
RECORDED BY: JAC
Jennifer A. Clatterbuck / Dep. Clerk

Signatures: [signature] Date: 5-24-23

Mr. Clay Jackson, Chairman, Madison County Board of Supervisor

VIRINIA NOTARY ACKNOWLEDGMENT

Commonwealth of Virginia
County of Madison
The foregoing instrument was acknowledged before me this 24th *day of* May, 20 23,
By Clay Jackson *(name of person Acknowledged).*

Amanda Lynn Richards
Signature of Notarial Officer
Notary Registration Number: 8045293
My Commission Expires: 11/30/2027

AMANDA LYNN RICHARDS
NOTARY PUBLIC
REG. #8045293
MY COMMISSION EXPIRES 11/30/2027
COMMONWEALTH OF VIRGINIA

END OF DOCUMENT